EXHIBIT 99(A)(7)
                                                                ----------------

                        WESTCOAST HOSPITALITY CORPORATION
                      201 WEST NORTH RIVER DRIVE, SUITE 100
                            SPOKANE, WASHINGTON 99201

                                 ________, 2002

Dear option holder:

On behalf of WestCoast Hospitality Corporation (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding options granted to employees under the 1998 Stock Incentive Plan (the "1998 Plan") with an exercise price of $15 (the "Options") for new options the Company will grant under the 1998 Plan (the "New Options").

The Offer expired at 5:00 p.m., Pacific Daylight Time, on July 31, 2002. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of ___________ shares of common stock and canceled all such Options.

In accordance with the terms and subject to the conditions of the Offer, the Company will grant an option for one option share for every two option shares that the Company accepted for exchange. Therefore, if your Options have been properly tendered and accepted for exchange, you will be entitled to receive a New Option to purchase half the total number of shares of our common stock that were subject to the Options that you tendered, subject to adjustments for any stock splits, stock dividends and similar events.

Also in accordance with the terms of the Offer, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the Options you tendered for exchange, except that (i) the exercise price of the New Options will be equal to the closing sale price of the Company's common stock on the New York Stock Exchange on the business day immediately preceding the date the Company grants the New Options; (ii) the New Options will initially be unvested; thereafter one-half of the options will vest six months following the date of grant, one-fourth of the options will vest on the first anniversary of the date of grant and the remaining one-fourth of the options will vest on the second anniversary of the date of grant; and (iii) the New Options will have a new ten-year term, starting on the new grant date.

In accordance with the terms of the Offer, the Company will grant you the New Options on or about February 3, 2003. At that time, as described in the offer to exchange, you will receive a new option agreement executed by the Company.

In accordance with the terms of the Offer, you must remain an employee of the Company or one of its subsidiaries from the date you tendered the Options through the grant date of the New Options in order to receive your New Options. If you do not remain an employee, you will not receive New Options or any other consideration for the Options tendered by you and canceled by the Company.

If you have any questions about your rights in connection with the grant of New Options, please contact Patricia Stapleton at (509) 777-6321 or via e-mail at PAT.STAPLETON@WESTCOASTHOTELS.COM.

Sincerely,



Donald K. Barbieri
President and CEO